Y-mAbs Therapeutics, Inc.

230 Park Avenue, Suite 3350

New York, NY 10169

May 2, 2023

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attn:	Daniel Crawford

Re:	Y-mAbs Therapeutics, Inc.
Registration Statement on Form S-3 (File No. 333-271006)
Request for Acceleration of Effective Date

Mr. Crawford:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-271006) (the “Registration Statement”) to become effective on May 5, 2023, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Sarah Sellers of Cooley LLP, counsel to the Registrant, at (212) 479-6370, or in her absence, Divakar Gupta at (212) 479-6474.

[Signature page follows]

Very truly yours,

Y-mAbs Therapeutics, Inc.

By:	/s/ Thomas Gad
Thomas Gad
Founder, President, Interim Chief Executive Officer and Head of Business Development

cc:

Sune R. Nyland, Y-mAbs Therapeutics, Inc.

Bo Kruse, Y-mAbs Therapeutics, Inc.

Sarah Sellers, Cooley LLP

Divakar Gupta, Cooley LLP

Signature Page to Company Acceleration Request – S-3